Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

June 22, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Mara L. Ransom

Re:	Albertsons Companies, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 21, 2018
File No. 333-224169 (the “Registration Statement”)

Dear Ms. Ransom:

On behalf of Albertsons Companies, Inc. (the “Company”), we are responding to the oral comment on June 22, 2018 of the staff (the “Staff”) of the Securities and Exchange Commission concerning the Registration Statement. For the convenience of the Staff, we have set forth the Staff’s oral comment in italics immediately above our response.

1.	Please confirm that neither Section 4.11 (“MUTUAL WAIVER OF JURY TRIAL”) of Annex E (the Form of Registration Rights Agreement) of the proxy statement/prospectus included in the Registration Statement nor Section 15 (“WAIVER OF JURY TRIAL”) of Annex H (the Form of No Action Agreement) of the proxy statement/prospectus included in the Registration Statement is intended to apply to claims or suits under the federal securities laws of the United States brought by the applicable shareholders under such agreements.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company confirms its understanding that neither Section 4.11 (“MUTUAL WAIVER OF JURY TRIAL”) of Annex E (the Form of Registration Rights Agreement) of the proxy statement/prospectus included in the Registration Statement nor Section 15 (“WAIVER OF JURY TRIAL”) of Annex H (the Form of No Action Agreement) of the proxy statement/prospectus included in the Registration Statement is intended to apply to claims or suits under the federal securities laws of the United States brought by the applicable shareholders under such agreements.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407 and, with respect to any questions or comments regarding Rite Aid Corporation, Marie Gibson at (212) 735-3207.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Lisa M. Kohl, the Securities and Exchange Commission
Jennifer López, the Securities and Exchange Commission
Robert A. Gordon, Albertsons Companies, Inc.
Robert B. Larson, Albertsons Companies, Inc.
Michael E. Gilligan, Schulte Roth & Zabel LLP
Antonio Diaz-Albertini, Schulte Roth & Zabel LLP
James J. Comitale, Rite Aid Corporation
Paul T. Schnell, Skadden, Arps, Slate, Meagher & Flom LLP
Marie L. Gibson, Skadden, Arps, Slate, Meagher & Flom LLP